FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Barrett, Paul J.	2. Issuer Name and Ticker or Trading Symbol APAC Customer Services, Inc. (APAC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Group VP, Marketing
(Last) (First) (Middle) Six Parkway North	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/11/03
(Street) Deerfield, IL 60015		5. If Amendment, Date of Original (Month/Day/Year) 02/12/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$2.805	02/11/03		A		16,000		(1)	02/10/13	Common Stock	16,000		16,000	D

Explanation of Responses:

(1) On the Transaction Date, the Compensation Committee of the Board of Directors of APAC Customer Services, Inc. approved the options pursuant to the Company's Second Amended 1995 Incentive Stock Plan. Subject to acceleration in the event of termination of the Reporting Person's employment under specified circumstances or a change in control of the issuer, the options vest in four equal increments beginning on the first anniversary of the date of original grant as defined in the Plan ("Grant Date"), and thereafter on each subsequent anniversary date, and expire one day prior to the 10-year anniversary of the Grant Date unless earlier terminated pursuant to the terms of the Plan as a result of a termination of employment. The Reporting Person may surrender shares to the Issuer in order to pay the exercise price of an option or to satisfy the tax withholding consequences of an option exercise.

By: /s/ /Nanette H. Hoff, Attorney-in-Fact/ Paul J. Barrett **Signature of Reporting Person	02/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

The undersigned, Paul J. Barrett hereby constitutes and appoints Linda R. Witte,
Nanette H. Hoff, and Marc T. Tanenberg and each of them, as the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign any and all SEC statements of beneficial ownership of securities on Forms 3,
4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934 and
the rules thereunder as an officer and/or director of APAC Customer Services, Inc.
(the "Company"), and to file the same therewith, with the power and authority to do and perform each act and thing requisite and necessary to be done under said Section
16(a), as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the
Securities Exchange Act of 1934.

A copy of this Power of Attorney shall be filed with the Securities and Exchange
Commission. The authorization set forth above shall continue in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the Company's securities, unless earlier revoked by written instructions to the attorney-in-fact.

Dated:  / 6/21/02 /                                   /Paul J. Barrett/
                                                Signature of Reporting Person

                                                        Paul J. Barrett
                                                             Name

                                          Group Vice President,Relationship Management
                                                             Title